SEC File Number 000-29187-87

CUSIP Number 144577 10 3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): ☑Form 10-K ☐Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended: December 31, 2010
☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Carrizo Oil & Gas, Inc.
Former Name if Applicable:	Not applicable.
Address of Principal Executive Office (Street and Number):	1000 Louisiana Street Suite 1500
City, State and Zip Code:	Houston, Texas 77002

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate) [X]

(a)           The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)           The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)           The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed on March 15, 2011, Carrizo Oil & Gas, Inc. (the “Company”) has responded to comments from the staff of the Commission regarding the basis for including cash distributions on the Company’s B Unit investment in ACP II Marcellus, LLC, its initial joint venture partner in the Marcellus Shale, in net income in the Company’s results for the third quarter of 2010.  This same issue also arises in connection with similar distributions received by the Company in the fourth quarter of 2010.  Because the Company’s response is currently under review by the staff of the Commission, the Company’s financial results for the year ended December 31, 2010 are preliminary.  As a result, the Company has not been able to finalize the financial results to be included in the Company’s Form 10-K for the year ended December 31, 2010.

Part IV – Other Information

(1)           Name and telephone number of person to contact in regard to this notification

Gerald A. Morton	(713)	328-1000
(Name)	(Area Code)	(Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).
[X] Yes       [  ] No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes       [   ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company incorporates herein by reference the statement of operations data furnished in the Company’s press release dated March 15, 2011 announcing the Company’s preliminary results for the quarter and year ended December 31, 2010, which is attached as an exhibit hereto.

SIGNATURE

Carrizo Oil & Gas, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

CARRIZO OIL & GAS, INC.

By: /s/Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

Date: March 16, 2011

EXHIBIT LIST

Exhibit Number	Description of Exhibit
99.1	Press Release of the Company dated March 15, 2011 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on March 15, 2011).